

VIA FACSIMILE AND U.S. MAIL

June 29, 2007

Beverly Eichel
Chief Financial Officer
Hirsch International Corp.
50 Engineers Road
Hauppauge, New York 11788

> **RE:** **Hirsch International Corp.**
> **Form 10-K for the Eleven Months Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-23434**

Dear Ms. Eichel:

We have reviewed your letter dated June 5, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 6. Selected Financial Data, page 17

2. We have read your response to comment two from our letter dated May 21, 2007. Please note that your selected data table includes five years of financial data. It appears that you paid dividends in fiscal 2005 and 2004. Please disclose cash

dividends declared per common share for all periods presented as required by
Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Calendar Year 2006 (11 Months) as Compared to Fiscal Year 2006 (12 Months), page 23

3. We have read your response to comment five from our letter dated May 21, 2007.
    Please disclose and discuss the other factors that have affected gross profit and
    quantify the impact of each factor on changes between the periods presented in
    your future filings.

Financial Statements

Consolidated Statement of Operations, page F-5

4. We have read your response to comment six from our letter dated May 21, 2007.
    You indicate that the gain on sale of assets included in other income was deferred
    revenue related to the sale-leaseback of the previous corporate headquarters.
    However, on page 10 of your Form 10-Q for the quarter ended March 31, 2007,
    you indicate that the $128,000 gain associated with the termination of the lease on
    the corporate headquarters is included in operating expenses for the two months
    ended March 31, 2006.

    Similarly, we note that both Note 6 and the income statement in your Form 10-Q
    for the quarter ended March 31, 2006 indicate that the gain was included in other
    income. However, management's discussion and analysis in that Form 10-Q
    identifies the gain as being included in operating expenses. Please clarify whether
    the gain on sale of assets is included in other income or in operating expenses. If
    it is included in other income in fiscal 2006, please tell us what other components
    are included in other income for the quarter ended March 31, 2006.

5. We have read your response to comment seven from our letter dated May 21,
    2007. It is unclear how you determined that your transaction costs should not be
    included in operating income. Given that your transaction costs are directly
    related to your ongoing operations, it does not appear that your transaction costs
    meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of
    Regulation S-X. Please revise your statement of operations to classify your
    transaction costs in operating income.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your

responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief